SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

Tile Shop Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, California 90025

(818) 884-3737

September 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	88677Q109

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,186,978
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,186,978

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,186,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percent of class is calculated based on 51,968,043 shares of common stock, par value $0.0001 (the “Common Stock”), of Tile Shop Holdings, Inc. (the “Issuer”) outstanding as of August 2, 2021, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 31, 2021, filed with the Securities and Exchange Commission on August 5, 2021 (the “10-Q”).

SCHEDULE 13D

CUSIP No.	88677Q109

1	NAMES OF REPORTING PERSONS
B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,186,978
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,186,978

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,186,978
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

*	Percent of class is calculated based on 51,968,043 shares of Common Stock outstanding as of August 2, 2021, as reported as outstanding by the Issuer in the 10-Q.

SCHEDULE 13D

CUSIP No.	88677Q109

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,600
	8	SHARED VOTING POWER
2,186,978
	9	SOLE DISPOSITIVE POWER
27,600
	10	SHARED DISPOSITIVE POWER
2,186,978

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,214,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Percent of class is calculated based on 51,968,043 shares of Common Stock outstanding as of August 2, 2021, as reported as outstanding by the Issuer in the 10-Q.

Explanatory Note

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on September 10, 2020, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2020, Amendment No. 2 to the Schedule 13D, filed with the SEC on October 14, 2020, Amendment No. 3 to the Schedule 13D, filed with the SEC on November 18, 2020, Amendment No. 4 to the Schedule 13D, filed with the SEC on February 1, 2021, Amendment No. 5 to the Schedule 13D, filed with the SEC on March 4, 2021, and Amendment No. 6 to the Schedule 13D, filed with the SEC on August 30, 2021 (collectively and as amended, the “Schedule 13D”), by the Reporting Persons relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”). As described below, this Amendment No. 7 is an “exit” filing for the Reporting Persons.

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b)(c)(f) This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	B. Riley Securities, Inc. (“BRS”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRS is serving as a broker dealer.

(3)	The address of the business office of Bryant R. Riley is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

By virtue of the removal of any trading and voting power authority in any capacity of BRF, B. Riley Capital Management, LLC, a New York limited liability company, a registered investment advisor (“BRCM”), and Bryant R. Riley over the assets of BRC Partners Opportunity Fund, LP, a Delaware limited partnership (“BRPLP”), BRF, BRCM and Bryant R. Riley no longer may be deemed to beneficially own the shares held by BRPLP.

Item 5.	Interest in Securities of the Issuer

Item 5, Section (a)-(b) and (e) is amended and restated in its entirety as follows:

(a) – (b)

1.	As of the date hereof, BRS beneficially owned directly 2,186,978 shares of Common Stock, representing 4.2% of the Issuer’s Common Stock.

2.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS.

3.	Bryant R. Riley may beneficially own 27,600 shares of Common Stock representing 0.1% of the Issuer’s Common Stock held as sole trustee of the Robert Antin Children Irrevocable Trust. Bryant R. Riley disclaims beneficial ownership of the shares held by the Robert Antin Children Irrevocable Trust except to the extent of his pecuniary interest therein. BRF and Bryant R. Riley may be deemed to indirectly beneficially own the 2,186,978 shares of Common Stock held directly by BRS in the manner specified in paragraph (1) above, representing 4.2% of the Issuer’s Common Stock. BRF and Bryant R. Riley disclaims beneficial ownership of the shares held by BRS except to the extent of its/his pecuniary interest therein.

(e) As of September 30, 2021, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein.

As of the date hereof, each of BRS, BRF and Bryant R. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRS.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 2021

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin[1] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino[2] Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon[3] Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the date hereof, Robert L. Antin directly owned 49,600 shares of Common Stock. The aggregate purchase price of the 49,600 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $150,048. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

[2]	As of the date hereof, Robert D’Agostino directly owned 17,624 shares of Common Stock. The aggregate purchase price of the 17,624 shares of Common Stock that were purchased by Robert D’Agostino with personal funds is approximately $82,128. Robert D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

[3]	As of the date hereof, Michael J. Sheldon directly owned 52,331 shares of Common Stock. The aggregate purchase price of the 52,331 shares of Common Stock that were purchased by Michael J. Sheldon with personal funds is approximately $173,681. Michael J. Sheldon has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.